Exhibit 17.1

December 4, 2014

 VIA EMAIL ONLY

Board of Directors
Valley High Mining Company

Gentlemen,

I hereby resign my position as Chief Executive Officer of Valley High Mining Company (the “Company”), effective immediately. I will remain as President, Chief Financial Officer and as a Director for the Company.

This resignation is not the result of a disagreement with management regarding the operations, policies or practices of the Company.

Sincerely yours,

/s/ William Wright
William Wright